Exhibit 4.14

AMENDMENT NO. 2 TO THE SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of February 12, 2010.

BETWEEN:	2208270 ONTARIO LIMITED, a corporation established under the laws of Ontario having its registered office at 3565 King Road, King City, Ontario, L7B 1M3;

(hereinafter, the “Subscriber”)

AND:	COPERNIC INC., a corporation governed by the laws of the Province of Ontario having its registered office at 360 Franquet Street, Suite 60, Sainte-Foy, Quebec, G1P 4N3;

(hereinafter, the “Corporation”)

WHEREAS the parties hereto executed a subscription agreement made as of November 12, 2009 relating to the proposed private placement of 500,000 common shares of the Corporation (the “Shares” or the Securities”) at a subscription price of US$4.00 per Share (the “Subscription Agreement”);

WHEREAS the parties have previously amended the Subscription Agreement by way of an amendment dated December 11, 2009 (“Amendment No. 1”);

WHEREAS the parties wish to further amend the Subscription Agreement as set forth herein by way of this amendment to the Subscription Agreement (the “Amendment”);

WHEREAS the Subscriber wishes to assign its rights and obligations under the Subscription Agreement, including the Amendment and Amendment No. 1 to Newlook Industries Corp. (“Newlook”) and Newlook has agreed to have such rights and obligations transferred to it;

WHEREAS Newlook has provided a secured investment loan to Sunbay Port Hope Corporation (“Sunbay Port Hope”) and Newlook intends to acquire a 90% ownership interest in a newly formed entity called Sunbay Canada Corporation (“Sunbay Canada”) from Powerplay Energy Corporation (“Powerplay”);

WHEREAS the parties wish to provide for the potential acquisition by the Corporation of 70.1% of the common shares of Sunbay Canada;

WHEREAS Newlook has agreed to sell to the Corporation 70.1% of the common shares of Sunbay Canada;

WHEREAS the parties agreed that all capitalized terms not otherwise defined therein shall have the same meaning as set forth in the aforementioned subscription agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree hereto as follows:

1. Section 1.1 (Definitions) of the Subscription Agreement is amended as follows:

The definition of “Closing Date” is hereby deleted and replaced with the following:

“Closing Date” means April 30, 2010.

2. Section 2.1 (Subscription for Shares) of the Subscription Agreement is hereby deleted and replaced with the following:

“Section 2.1 (Subscription for Shares)

2208270 Ontario Limited (“2208270”) for good and valuable consideration hereby assigns to Newlook all of the rights and obligations of 2208270 pursuant to the Subscription Agreement and pursuant to Amendment No. 1 Newlook hereby accepting same. For the purposes hereof reference to the “Subscriber” shall mean “Newlook”.

To the extent that the Acquisition as defined herein is concluded, and upon and subject to the terms and conditions contained herein, Newlook hereby subscribes for, and the Corporation hereby accepts to issue, 350,000 Shares at the Closing Time, at a price of US$4.00 per Share, representing an aggregate subscription price of US$1,400,000.”

3.          The parties agree to amend the Subscription Agreement by adding Article 6 (Acquisition of Sunbay Canada and Related Undertakings) and the following sections therein which read as follows and by renumbering current Articles 6 and 7 to Articles 7 and 8 respectively:

“Article 6
Acquisition of Sunbay Canada and Related Undertakings

6.1 The Corporation hereby accepts, subject to the conditions set forth herein, to issue an additional 150,000 Shares to Newlook at the Closing Time in consideration for the acquisition by the Corporation of 70.1% of the common shares of Sunbay Canada (the “Acquisition”), a company registered in Ontario.

6.2 Newlook and Powerplay Energy Corporation (“Powerplay”) shall cause the remainder of the ownership structure of Sunbay Canada, on a fully diluted and post-closing basis, to be as follows: Newlook shall own 19.9% and Powerplay shall own 10% of the outstanding Sunbay common shares.

6.3 By no later than March 12, 2010, Newlook and Powerplay shall cause Sunbay to own all of the assets of Sunbay Energy Corporation (“Sunbay Energy”) which will include the exclusive Canadian marketing rights to the waste to energy conversion system manufactured by Europlasma and all the rights to development projects undertaken by Sunbay Energy in Canada. The Corporation shall be satisfied as to the structure of the transactions pursuant to which Sunbay Canada shall own said assets.

6.4 At the Closing Date, Newlook and Powerplay shall cause the Board of Directors of Sunbay Canada to be comprised of five board seats, to be determined as follows: three seats shall be named by the Corporation and shall include one seat held by Marc Ferland representing the Corporation, one seat shall be held by John Simmonds representing Newlook and the remaining seat shall be held by Graham Simmonds representing Powerplay.

6.5 At the Closing Date, Newlook and Powerplay shall cause Sunbay Canada to enter into a consulting contract with Copernic for the services of Marc Ferland as Chief Executive Officer of Sunbay Canada, subject to terms and conditions satisfactory to both parties.

6.6 The Parties shall cause shares of Sunbay Canada comprising 70.1% of its common shares, 150,000 shares of the Corporation to be placed in escrow with an Escrow Agent (pursuant to an Escrow Agreement to be entered into no later than 15 days from the signing of this Amendment) within 15 working days of the signing of this Amendment, subject to NASDAQ approval.

6.7 Newlook hereby agrees to pay for the cost of the Escrow Agreement and all Escrow Agent costs incurred under the Escrow Agreement and the parties hereby agree to amend Section 7.4 of the Subscription Agreement so that each of the Parties is held to be responsible for their own costs. The Escrow Agreement and the Escrow Agent shall be acceptable to the Corporation.

6.8 From the date of execution of this Amendment and up to the Closing Date, Newlook and Powerplay shall enable the Corporation to have access to all Sunbay Canada and Sunbay Energy documentation for due diligence and Newlook and Powerplay shall cause the CEO of the Corporation to be granted observer status at all Sunbay Canada Board meetings until Closing.

6.9 From the date of execution of this Amendment and up to the Closing Date, the Corporation shall cause John Simmonds to be granted observer status at all Corporation Board meetings until Closing.

6.10 In the event that the Corporation, after completion of its due diligence, cannot agree to the valuation of Sunbay Canada, its corporate structure and/or its assets, and its management contracts with its key employees by Closing, or that the Corporation fails to reach an agreement with Newlook and its majority owned subsidiary Wireless Age Communications, Inc. for the disposition of a secured investment loan with Sunbay Port Hope to its entire satisfaction, and to the extent that Newlook does not obtain all required approvals as set forth in Section 6.12, then: (i) the Shares of the Corporation shall revert back to the Corporation and be cancelled and (ii) the shares of Sunbay Canada shall be returned to their original owners. The Escrow Agreement shall provide appropriate provisions relating to such an event. Upon the occurrence of the aforementioned event:

(a) the Corporation and the Subscriber shall continue to be bound by the transactions as stipulated in the Subscription Agreement and the terms of the Subscription Agreement shall apply as between Parties except that the Closing Date remains as set forth above; and

(b) if the Subscriber does not close the transaction, stipulated in the Subscription Agreement, the Subscriber will pay to the Corporation a US$400,000 break-up fee, in addition to any other recourses that the Corporation may have as a result of the breach of the Original Subscription Agreement.

6.11 In the event that the Parties execute a definitive share purchase agreement for the Acquisition (the “Share Purchase Agreement”), then Newlook shall subscribe for the Shares as set forth in Section 2.1 and complete the transaction set forth in said section. If the Share Purchase Agreement is not executed by the Corporation, at its sole discretion, then Newlook shall subscribe for 500,000 common shares of the Corporation at the Subscription Price with closing to be held no later than the Closing Date. The Corporation shall give written notice of its refusal to execute the share purchase agreement referred to above.

6.12 All transactions described herein involving Newlook are subject to the approval of its Board of Directors, regulatory approval (including the TSX Venture Exchange) and shareholder approval, if required, by the Closing Date.

6.13 In the event that Newlook fails to close on its Subscription for Shares in the Corporation, as set forth in Section 2.1, for any reason whatsoever, both the Sunbay Canada shares representing 70.1% of the issued and outstanding common shares and the Shares of the Corporation will be returned to the Corporation for no other consideration and the Corporation will have the right to put the Sunbay Canada shares to Newlook for US$400,000 within 30 days.

6.14 The Acquisition is subject to the entering into of the Share Purchase Agreement relating to Sunbay Canada which will contain customary conditions in favour of Corporation, consents of all required third parties, and representations, warranties and covenants relating to Sunbay Canada and the shares of Sunbay Canada as may be required by Corporation. The Share Purchase Agreement shall also contain customary conditions for a transaction of this type in favour of Newlook.

6.15 Exclusivity

As an inducement to the Corporation to pursue its consideration of the Acquisition, Newlook agrees that, from the date of signature of this Amendment until the Closing Date (the “Exclusivity Period”), Newlook:

(a) will negotiate in good faith with the Corporation to enter into the definitive documentation with respect to the Acquisition;

(b) shall not, nor permit Powerplay, Sunbay Canada and Sunbay Energy, nor their or Newlook’s officers, employees, agents, affiliates and advisors to, directly or indirectly, (a) solicit, encourage, initiate, engage or entertain any discussions or negotiations with any person or entity (regardless of the party initiating such discussions or negotiations), other than the Corporation and its representatives, relating to the possible acquisition of Sunbay Canada by the Corporation or any material portion of its business or assets, or a possible investment in, joint venture with, or recapitalization of Sunbay or Sunbay Energy or any of their respective affiliates (whether by way of merger, issuance, sale or exchange of equity or debt securities, sale, exchange or licensing of assets or otherwise) (an “Alternate Transaction”) or (b) provide information or documentation with respect to Sunbay Canada or Sunbay Energy or the Corporation or their respective affiliates to any person relating to an Alternate Transaction, other than the Corporation and its representatives;

(c) will not enter into any agreement, arrangement or understanding requiring any of Powerplay, Newlook, Sunbay Canada or Sunbay Energy to abandon discussions with the Corporation and its representatives or attempt to terminate this exclusivity provision prior to its expiration; and

(d) it will not enter an agreement, other than with the Corporation, providing for or relation to an Alternate Transaction.

Furthermore, Newlook and Powerplay shall provide and shall cause Sunbay Energy and Sunbay Canada, as the case may be, to provide to the Corporation a copy of or, in the case of a verbal offer, all relevant details of, any unsolicited offer received in connection with an Alternate Transaction forthwith upon receipt thereof.”

4. All of the other terms, conditions, representations and warranties of the Subscription Agreement do hereby remain in full force and effect and are otherwise unaffected by this Amendment.

5. The parties reiterate that the Original Subscription Agreement is still in full force and binding, as amended hereby.

6. This Amendment, Amendment No. 1 and the Subscription Agreement shall be construed as one and the same document.

7.          The parties have agreed that this Amendment is drafted in the English language at the request of the parties. Les parties aux présentes déclarent qu’elles ont expressément exigé que la présente convention soit rédigée en anglais.

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IN WITNESS WHEREOF the Subscriber and the Corporation have caused this Agreement to be executed as of the date written above by their respective officers thereunto duly authorized.

2208270 ONTARIO LIMITED

Per:
John G. Simmonds

COPERNIC INC.

Per:
Marc Ferland

AND TO THIS AGREEMENT HAS INTERVENED, the undersigned agree to be bound by the terms hereof which are applicable to it.

NEWLOOK INDUSTRIES CORP.

Per:
John G. Simmonds

POWERPLAY ENERGY CORPORATION

Per:
J. Graham Simmonds